April 21, 2009

Ms. Cicely LaMothe

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Duke Realty Corporation
Form 10-K for the year ended December 31, 2008
File No. 001-09044
(Confidential, For Use of the Commission Only)

Dear Ms. LaMothe:

We are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated April 7, 2009 (the “Comment Letter”) relating to Duke Realty Corporation’s 2008 Annual Report on Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to your attention via courier.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 23

1.	In the tabular presentation of your lease expiration and renewals you disclose annualized rent revenue and include information on properties in unconsolidated joint ventures. Given you do not recognize rental revenues from unconsolidated joint ventures, please tell us what consideration was given to showing the information from unconsolidated properties and consolidated properties separately. In addition, please explain supplementally and clarify in future filings what is meant by net effective rents.

Response

We presented lease expirations and renewals for consolidated properties, as well as properties held in unconsolidated joint ventures, on a combined basis because we are responsible for the leasing function of substantially all of these properties, regardless of ownership type. It is our view that users of financial statements in the real estate industry evaluate all leasing activities, regardless of ownership type, in the aggregate as long as the risk of leasing the assets lies with the operator of the real estate. Our leasing operations are integrated for consolidated and joint venture properties. Executive management, in its review of operational statistics, does not review information separately based on ownership type.

In future filings, however, we will not combine information for consolidated and unconsolidated properties.

Net effective rent means contractual base rent on our lease agreements. We will make the appropriate clarification in future filings.

Financial Statements and Notes

Consolidated Statements of Operations, page 59

2.	We note that you separately present earnings from continuing rental operations and service operations on the face of your Statement of Operations. Explain to us how your presentation complies with Rule 5-03 of Regulation S-X and other applicable literature. Please also address the following:
•	Since you have chosen to present a subtotal of earnings from continuing operations, advise us why amounts for impairment were not allocated accordingly. Reference is made to paragraph 25 of SFAS 144.

•

Reference is made to your characterization of earnings from unconsolidated companies within revenue. To the extent you operate your business largely through equity investees and the operations are integrated in to the whole, you may include these amounts within operating income but not within revenues. Please advise how you considered these factors.

•

We note from your segment disclosure on page 72 that there may be a period of time in which your Build-for-Sale properties generate rental revenues. Please clarify under what circumstances and generally how long your Build-for-Sale properties generate rental revenues similar to operating properties. In addition, clarify how you distinguish between operating properties and Build-for-Sale properties as it relates to the gain on sale of these properties consistent with Rule 3-15 of Regulation S-X.

•	Clarify your basis for your presentation of earnings from sales of land within operating income. Also advise us how these amounts were classified in prior filings.

•

To the extent you continue to present an income measure such as earnings from continuing operations, it is unclear why these amounts would not include an allocation for general and administrative expenses.

Response

Separate presentation of the subtotals “earnings from continuing rental operations” and “earnings from service operations” on the face of the Statement of Operations is based on management’s intention to present the two distinct operational components of our company (“Rental Operations” and “Service Operations” as defined in Footnote 8 of our Form 10-K) in a way that better facilitates the analysis of our business by the users of the statements. Income from rentals, revenues from fee-based services, revenues from general contracting activities, as well as the related costs of revenue, are separately presented as is required by S-X 5-03. In future filings we will change the name of the subtotal, “earnings from continuing rental operations”, to “earnings from rental operations” in order to avoid confusion with the caption “income from continuing operations”.

•

Impairment charges recognized in 2008 were not allocated to the sub-totals of “earnings from continuing rental operations” and “earnings from service operations” but were, however, presented in one line item and included in the subtotals “operating income” and “income from continuing operations”. Based on our interpretation, the subtotal “operating income” is similar to the subtotal “income from operations” that is described in paragraph 25 of SFAS 144. Because the impairment charges were included in the subtotals of “operating income” and “income from continuing operations” we concluded that we satisfied the criteria of paragraph 25 of SFAS 144.

•

As it was less than 5% of total rental and related revenues for all periods presented we did not consider the classification of equity in earnings to be significant to the financial statements and do not consider, from a qualitative perspective, our historical classification to be misleading to users of the financial statements. However, in future filings we will discontinue our presentation of earnings from unconsolidated entities within revenue.

•

The period of time that Build-for-Sale properties are in operation and generating revenues has historically been very short, in most cases, just a few months in order to execute a planned sale. Revenues generated during such time period have historically been immaterial to our financial statements.

We distinguish real estate assets between operating properties and Build-for-Sale properties by the fact that our intent is to sell our Build-for-Sale properties as soon as possible after construction completion and this intent is determined prior to construction completion. Build-for-Sale properties, at all times prior to sale, meet the criteria under paragraph 30 of SFAS 144 and, thus, are subject to held for sale classification and accounting. As the periods of operation for these properties prior to sale are of short duration, and because any operational results are immaterial, we have not historically classified Build-for-Sale properties within discontinued operations upon sale whereas operating properties are included within discontinued operations upon sale or classification as held for sale. As the holding periods in which Build-for-Sale properties are in operation prior to sale may increase due to current economic conditions, we will reclassify the operations of these properties to discontinued operations if the operations of the properties become material.

Because gains on Build-for-Sale properties are not included in discontinued operations, we believe that presentation of these gains in the caption described in S-X 3-15 would not be appropriate.

•

Paragraph 41 of SFAS 144 states that “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity”. We believe that undeveloped land does not meet the definition of a “component of an entity” because there are not any “operations” that are conducted considering undeveloped land’s “raw material” or “inventory-like” nature. Based on our conclusion that land is not a component of an entity and, thus, is not subject to discontinued operations reporting upon sale, we made our determination of the appropriate classification based on paragraph 45 of SFAS 144, which states that recognized gains or losses on sale of long-lived assets that are not components of an entity should be included in the captions “income from continuing operations” and “income from operations”, if presented. As stated earlier, we consider the sub-total “operating income” in our Statement of Operations to be a similar measure to “income from operations” as described in paragraph 45.

Finally, we consider the classification of realized gains on the sale of land below “operating income” inconsistent with the requirement from paragraph 25 of SFAS 144 to classify impairment losses within “operating income”.

Our classification for filings related to periods ending September 30, 2008 and prior was to classify gains on sales of below the subtotal “operating income”. We re-evaluated this classification and changed our classification within the filings for the year ended December 31, 2008.

•

We do not consider it appropriate to allocate general and administrative expenses to the “earnings from continuing rental operations” and “earnings and service operations” subtotals on the face of the Statement of Operations because there is not a method of allocation that would not be arbitrary. Additionally, such an allocation would not be indicative of how management reviews the Company’s operations. General and administrative expense is, however, classified above all non-operating income and expense items, and included in the determination of operating income, as is required by S-X 5-03.4.

Note 6 – Discontinued Operations, Assets Held-for-Sale and Impairments, page 71

3.	Please tell us how your allocation of unsecured interest expense to discontinued operations complies with the requirements of EITF 87-24.

Response

We allocate unsecured interest expense to discontinued operations using a ratio determined by dividing the basis of unsecured properties included in discontinued operations to the total basis of our unsecured properties. As there was no debt required to be paid as the result of any of our disposal transactions, we believe this methodology mirrors that described in the discussion section of EITF 87-24.

Note 7 – Indebtedness, page 72

4.	We note that you have concluded that your determination of fair value for fixed rated secured debt, unsecured debt and unsecured lines of credit were based on Level 3 inputs. Please advise how you have complied with the disclosure requirements in paragraph 32(c) of SFAS 157. While we note that you have deferred certain aspects of SFAS 157, items within the scope of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, whether recognized or not would not be included in that deferral.

Response

We interpreted paragraph 32(c) to apply to financial instruments that are recognized at fair value in the statement of financial position, as opposed to the disclosure only provisions of SFAS 107. Our conclusion was based on SFAS 107 footnote 3aa, which indicates that “For financial instruments recognized at fair value in the statement of financial position, the disclosure requirements of FASB Statement No. 157, Fair Value Measurements, also apply.” We then conversely concluded that the additional disclosure requirements of paragraph 32(c) SFAS 157 do not apply to financial instruments not recognized at fair value in the financial statements.

Note 8 – Segment Reporting, page 75

5.	Please tell us how your presentation of segment FFO complies with the definition adopted by NAREIT as described.

Response

Our measure of profit or loss for our reportable segments is FFO. Our Chief Operating Decision Maker measures the performance of our reportable segments without the allocation of “corporate level” items such as general and administrative expense, interest expense and dividends. These unallocated items are, however, included in the calculation of consolidated FFO as “non-segment” charges in order to present a reconciliation of our segment performance measure to NAREIT’s definition of FFO, and then to GAAP earnings as is required by paragraph 32 of SFAS 131.

Note 12 – Stock Based Compensation

Shareholder Value Plan Awards, page 79

6.	We note that your Shareholder Value Plan awards were valued utilizing a Monte Carlo simulation. Tell us and consider disclosing in future filings the assumptions used in your valuation model as required by paragraph 240(e) of SFAS 123R. In addition, please clarify if consideration was received from the employees at the time awards were granted, and if so how that impacted your accounting treatment for these awards in your financial statements. Finally, in your response to us describe your policy for reflecting these awards in your earnings per common share calculations. Refer to SFAS 123R and EITF 03-06.

Response

Our assumptions for our 2008 grant under our Shareholder Value Plan were as follows:

Volatility –	20.0%
Risk Free Rate –	2.5%
Dividend Yield –	7.0%
Correlation Coefficient (S&P 500) –	62.1%
Correlation Coefficient (NAREIT 50) –	84.0%

No new grants under our Shareholder Value Plan were made as part of our annual stock based compensation grants in February 2009. Based upon this, and upon the immateriality of total compensation cost recognized under the plan ($2.0 million of compensation cost in 2008, which is approximately 2% of income from continuing operations), we do not plan to include any disclosure of the Shareholder Value Plan in future filings.

No consideration was received from employees at the time awards were granted.

Our policy is to reflect these awards in the earnings per share calculations based on the methodology described in paragraphs 32 and 17 of SFAS 128, as referenced in paragraphs 66 and 67 of SFAS 123(R). Specifically, to the extent dilutive, the effect upon earnings per share is based on the Treasury Stock method, beginning with the number of shares that would be issued assuming that the end of the reporting period were the end of the contingency period, based on the current market price at the end of the period being reported, less the amount of shares assumed to be repurchased with assumed proceeds from unrecognized compensation cost.

As the unvested units in the Shareholder Value Plan do not participate in, or have rights to, the Company’s dividends, and, thus, do not meet the definition of participating securities provided in SFAS 128, we believe the guidance in EITF 03-06 is not applicable.

Our Shareholder Value Plan was not dilutive to earnings per share for the year ended December 31, 2008.

As requested in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and cooperation with this matter and if you have any questions, please feel free to contact me at 317/808-6030.

Sincerely,

/s/ Denny Oklak

Denny Oklak

Chairman and Chief Executive Officer

Duke Realty Corporation